UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer

Olympian Motors, Inc.

Legal Status of Issuer

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

October 19, 2021

Physical Address of Issuer

19 Morris Avenue, Brooklyn Navy Yard, New York, NY 11205

Website of Issuer

https://olympianmotors.com/

Current Number of Employees:* 11
****Contractors, not W-2 employees.***

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024, as restated)*
Total Assets	$418,257.00	$195,901.00
Cash & Cash Equivalents	$208,633.00	$117,039.00
Accounts Receivable	$0.00	$1,862.00**
Short-term Debt	$255,185.00	$39,277.00
Long-term Debt	$4,467,056.00	$3,322,116.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($1,138,492.00)	($1,260,634.00)

The Company’s audited financial statements are annexed hereto as Exhibit A. The 2024 amounts have been restated as described in Note 2 to the financial statements.
** Represents an amount due from a related party, which was charged to general and administrative expenses during 2025.

October 16, 2026

(Annual Report for Fiscal Year Ending 2025)

Olympian Motors, Inc.

Olympian Motors, Inc. ("Olympian," the "Company," "we," "us," or "our") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission for the fiscal year ending December 31, 2025.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in these forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein speak only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year. The annual reports will be updated on the Company's website at https://invest.olympus.auto/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation Crowdfunding.

BAD ACTOR DISCLOSURE

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company was organized as a corporation in Delaware on October 19, 2021.

Olympian Motors, Inc. is a Delaware electric vehicle company developing the Model O1 EV Coupe and the Olympus EV Platform. The Company combines vehicle design, modular hardware architecture and related software to serve passenger-vehicle buyers and commercial customers seeking configurable electric vehicle platforms.

The Company's product portfolio includes modular electric vehicles and the software and operating systems supporting them:

> Model O1 EV Coupe: the Company's flagship electric passenger vehicle, combining art-deco styling, a simplified screenless cockpit and a modular vehicle architecture, with the current program focused on production readiness and planned customer deliveries, initially targeting California and New York. Olympus EV Platform: an open, modular electric vehicle skateboard platform, including the current v3.0 configuration, serving vehicle manufacturers and other commercial customers.

The Company's September 2026 investor presentation reports 840+ confirmed orders for future delivery and $68 million+ in revenue backlog. These are company-level figures and are not allocated between the Model O1 EV Coupe and the Olympus EV Platform. Backlog represents potential future sales and is not recognized revenue; realization depends on product readiness, production execution, customer demand and fulfillment of the applicable order terms. The Company plans to support commercialization through local manufacturing capabilities and service infrastructure, initially focused on California and New York.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor should consider all of the information provided in this Annual Report, the accompanying financial statements, and the following risk factors. The following risk factors are not intended, and will not be deemed, to be, a complete description of the commercial and other risks inherent in an investment in the Company.

Risks Related to the Company's Business and Industry

Industry and macroeconomic risk.

Olympian Motors is an electric vehicle company, and it is exposed to all macro-economic risks that other EV and general vehicle companies are exposed to.

Product development and engineering risk.

Olympian Motors is developing electric vehicles, and technical problems and engineering issues may delay the production of Olympian vehicles.

Manufacturing and supply-chain risk.

Olympian is building a new manufacturing and supply-chain for modular EVs and has organizational and logistics risks involved. Olympian Motors also has risks including potential product and material shortages in the automotive and semiconductor supply-chain.

Battery and raw-material risk.

Olympian Motors is using advanced t-Prismatic batteries built on lithium-ion, and the availability of lithium as a resource poses a slight risk.

Limited operating history.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. We are an early-stage company with a limited operating history, operating in a rapidly evolving and highly regulated market. Furthermore, we have not yet released a commercially available vehicle, and we have limited experience in full-scale manufacturing; successfully developing, maintaining, protecting and enforcing our intellectual property and defending against claims of intellectual property infringement, misappropriation or other violation; establishing and refining our commercial manufacturing capabilities and distribution infrastructure; establishing and maintaining satisfactory arrangements with third-party suppliers; and anticipating and adapting to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments and changes in competitive landscape. Potential layoffs, increasing interest rates, and a deteriorating political environment may impact the business.

Capital and financing risk.

The Company might not raise enough capital to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. The Company has not generated any revenue to date. Even if the Company raises capital successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors' report on our financial statements for the years ended December 31, 2025 and 2024 includes an explanatory paragraph stating that we have incurred significant operating losses, have an accumulated deficit and stockholders' deficit, and expect to require additional financing, which raise substantial doubt about our ability to continue as a going concern. For the year ended December 31, 2025, we had a net loss of $1,138,492, net cash used in operating activities of $975,043 and cash of $208,633, which is less than a year's worth of cash reserves. If we are unable to raise sufficient additional capital, we may be required to reduce the scope of our planned development or cease operations, and investors could lose their entire investment.

We have restated our previously issued financial statements, and we may identify additional errors in the future.

In preparing our 2025 financial statements, management identified material errors in our previously issued financial statements for the year ended December 31, 2024 relating to inventory, property and equipment, the fair value of our SAFE obligations and supplier deposits, and those statements have been restated. Among other things, previously reported inventory of $608,581 and equipment with a net carrying amount of $197,754 were expensed, reducing previously reported total assets at December 31, 2024 from $1,082,236 to $195,901. These errors indicate weaknesses in our accounting processes and internal controls. Any future errors or restatements could cause investors to lose confidence in our financial reporting.

We have engaged in transactions with our founder and related parties, including residential leasing arrangements.

We use residential premises leased in the name of our founder, Eren Canarslan, for our activities, and we make the lease payments. Our founder has also made loans and personal guarantees for our benefit. These arrangements were not negotiated at arm's length and may involve conflicts of interest. See "Transactions with Related Persons and Conflicts of Interest."

Dependence on founders and key personnel.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. The Company's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances, thus slowing the company's progress and potential downturn. The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third-party contractual relationships. If the Company is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

Intellectual property protection risk.

Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information.

Intellectual property litigation risk.

In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation

will not occur. These licenses may also significantly increase the Company's operating expenses. Litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Governmental regulation risk.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Tax and employment law risk.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Financial projections risk.

In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities. We may provide certain projected results of operations to investors. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Product defect risk.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

Trademark and brand risk.

We have registered the names "Olympian Motors" and “Olympus” as trademarks in the United States. Even so, our competitors could choose to use our names or purchase rights to names similar to ours as Internet search terms, which could cause confusion for the public and interfere with our efforts to build our brand. There also is the possibility that owners of other trademarks with elements similar to our name could make infringement claims against us, which could harm our reputation and affect our business.

No dividends.

We do not plan to pay dividends to our shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

Technology and product evolution risk.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology, and we may need to rapidly and successfully develop and introduce new features to our products in a competitive, demanding and rapidly changing environment. If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

Recruitment and retention risk.

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Illiquidity and nature-of-securities risk.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

BUSINESS

Description of the Business

Olympian Motors, Inc. is a Delaware electric vehicle company developing the Model O1 EV Coupe and the Olympus EV Platform. The Company was organized as a corporation in Delaware on October 19, 2021. The Company combines vehicle design, modular hardware architecture and related software to serve passenger-vehicle buyers and commercial customers seeking configurable electric vehicle platforms.

Industry

Olympian Motors operates within the electric vehicle and automotive manufacturing industry. This industry includes vehicle design, engineering, battery and semiconductor supply chains, manufacturing, software, and regulated transportation products. Demand for electric vehicles continues to evolve as manufacturers compete on cost, range, design, and production scale.

Business Plan

The Company intends to generate revenue through several channels:

1) sale of Model O1 EV Coupe vehicles to passenger-vehicle customers
2) sale of Olympus EV Platform products to vehicle manufacturers and other commercial customers
3) related vehicle software, engineering, integration and support services

The Company intends to combine internal vehicle and platform development with externally sourced components and manufacturing capabilities, including localized assembly, technical support and service as production and customer deliveries expand.

Current Stage

The Company is in the product development and early commercialization stage.
The Company has:

- – Developed the Model O1 EV Coupe production-intent design and prototype vehicles
- – Developed the Olympus EV Platform, including v3.0 units and related software and integration capabilities
- – Engaged passenger-vehicle customers and prospective commercial platform customers
- – Advanced supply-chain and production planning for commercialization and localized assembly

Future Roadmap

The Company intends to pursue growth through:

- – Advancing Model O1 EV Coupe production readiness and customer deliveries, initially in California and New York
- – Expanding Olympus EV Platform sales, configurations, software and integration capabilities for U.S. and international customers
- – Developing local modular production hubs, supplier and manufacturing relationships, and service and maintenance capabilities
- – Converting the reported 840+ confirmed orders and $68 million+ revenue backlog into deliveries and revenue, subject to product readiness, production capacity and the applicable order terms

The Company's Products and/or Services

The Company's product portfolio includes:

- – Model O1 EV Coupe: the Company's flagship electric passenger vehicle, currently focused on production readiness and planned customer deliveries
- – Olympus EV Platform: an open, modular electric vehicle skateboard platform, including the current v3.0 configuration, intended to support different vehicle bodies and applications
- – Vehicle software and operating systems supporting the Company's modular EV products

Competition

The electric vehicle market includes established manufacturers and emerging companies developing electric cars, vans, and modular vehicle platforms.

- – Tesla and Rivian
- – traditional automotive manufacturers developing electric vehicles
- – emerging EV and mobility companies
- – companies developing modular vehicle platforms and related technologies

Olympian Motors combines distinctive vehicle design with the Olympus EV Platform's open, modular architecture. This approach is intended to simplify assembly, support reuse across vehicle applications and reduce development and production complexity. Actual cost and timing benefits depend on the application and production scale.

Customer Base

The Company serves passenger-vehicle buyers of the Model O1 EV Coupe and vehicle manufacturers and other commercial customers of the Olympus EV Platform. The Company's September 2026 investor presentation reports 840+ confirmed orders for future delivery and $68 million+ in revenue backlog at company level. These amounts represent prospective sales and are not recognized revenue.

Intellectual Property

The Company has registered the name "Olympian Motors" as a trademark in the United States and owns the domain names used in connection with its business.

The Company's other intellectual property includes the Olympus EV Platform design, vehicle engineering, software, trade secrets, business methods, and know-how, protected through intellectual property assignment and confidentiality agreements with employees, advisors, consultants, vendors, and other parties.

Governmental/Regulatory Approval and Compliance

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations.

Litigation

As of December 31, 2025, the Company had no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of its operations.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Eren Alan Canarslan	Founder, CEO & Chief Engineer	Olympian Motors, Inc., Founder, CEO & Chief Engineer, 2021 – Current. Responsible for overall leadership of the Company.
Jasmine Sungu	Co-Founder & CSO	Olympian Motors, Inc., Co-Founder & CSO, 2021 – Current. Responsible for strategy, corporate development and fundraising.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 personnel, all of whom are contractors rather than W-2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Common Stock

Type	Common Stock
Amount Authorized	18,000,000
Par Value Per Share	$0.00001
Amount Outstanding	10,588,235

Voting Rights: The Company is a corporation governed by its Board of Directors, and its officers manage day-to-day operations under the Board's direction. Holders of Common Stock generally do not participate in the day-to-day management of the Company. Holders of Common Stock have voting rights on matters submitted to stockholders as provided in the Certificate of Incorporation and Bylaws.

Material Rights: Under the Certificate of Incorporation and Bylaws, holders of Common Stock receive economic rights associated with their ownership, including: participation in dividends or other distributions of available profits, if and when declared by the Company; participation in proceeds from a sale, merger, or other liquidity event; information rights provided to stockholders under applicable law and the Certificate of Incorporation and Bylaws; and the ability to transfer ownership subject to the Certificate of Incorporation and Bylaws and applicable securities laws. Holders of Common Stock do not have control over operational decisions and do not have authority to direct management actions.

What it means to be a minority holder

As a minority stockholder, a holder will have limited rights with regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority stockholders may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Preferred Stock

Type	Preferred Stock
Amount Authorized	2,647,059
Par Value Per Share	$0.00001
Amount Outstanding	2,647,059
Voting Rights	Has voting rights

The rights, preferences, privileges, and limitations of Preferred Stock are set forth in the Certificate of Incorporation and Bylaws.

Dilution

Investors should understand the potential for dilution. When an investor buys shares that represent ownership in a company, the investor's percentage ownership may decrease over time if the Company issues additional shares or other securities. The investor will own a smaller percentage of a larger company. Additional shares may be issued in future stock offerings, venture financings, employee equity awards, or upon exercise or conversion of other instruments.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings.

– In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

– In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

– In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

The Company's SAFE obligations were recorded as liabilities at a fair value of $4,430,939 as of December 31, 2025 in the Company's audited financial statements, compared with $3,342,550 (as restated) as of December 31, 2024. The aggregate purchase amounts of outstanding SAFEs as of December 31, 2025 were: 2022 SAFEs, $1,818,312 (valuation cap $30,000,000); 2023 SAFEs, $692,104 (valuation cap $28,000,000); 2024 SAFEs, $891,670 (valuation cap $70,000,000); and 2025 SAFEs, $1,107,776 (post-money valuation cap of $63,000,000 to $70,000,000), each with no discount.

Outstanding Debt

As of December 31, 2025, the Company had the following debt outstanding:

Type	Loan
Creditor	Eren Alan Canarslan
Principal Amount Outstanding	$13,000

Date Entered Into	Fiscal year 2022
Interest Rate	0.0%
Maturity Date	No set maturity date
Current/Long-term	Current liability (callable at any time)
Balance at Dec 31, 2025	$13,000
Balance at Dec 31, 2024	$13,000

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Eren Alan Canarslan	11,250,000 shares of Common and Preferred Stock	85.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Audited financial statements for the years ended December 31, 2025 and 2024 are attached hereto as Exhibit A. The 2024 financial statements have been restated as described in Note 2 to the financial statements.

Cash and Cash Equivalents

As of December 31, 2025, the Company had $208,633 in cash and cash equivalents, compared to $117,039 as of December 31, 2024.

Liquidity and Capital Resources

At December 31, 2025, total assets were $418,257, cash was $208,633, short-term debt was $255,185 and long-term debt was $4,467,056. The Company's liabilities included the $13,000 shareholder loan, credit card liabilities of $65,672, operating lease liabilities of $200,624, and SAFE obligations recorded at a fair value of $4,430,939, from which debt issuance costs of $61,573 are presented as a deduction. The Company also held refundable pre-order deposits of $65,379. At December 31, 2024 (as restated), total assets were $195,901, cash was $117,039, short-term debt was $39,277 and long-term debt was $3,322,116. For the year ended December 31, 2025, net cash used in operating activities was $975,043, and the Company's year-end cash was less than a year's worth of cash reserves. The Company has funded its operations primarily through the issuance of SAFEs and does not currently have any committed outside sources of capital.

The Company's primary uses of capital to date have included engineering and prototype development for the Model O1, development of the Olympus EV platform and vehicle software, manufacturing and assembly planning, supply-chain development, and general operating costs.

The Company does not currently generate revenue and expects to rely on additional capital as it transitions toward production and commercialization.

Historical Results of Operations

Since inception, Olympian Motors has focused on developing the Model O1 EV Coupe and the Olympus EV Platform. The Company has not generated revenue. Total operating expenses were $1,155,595 for the year ended December 31,

2025, compared to $1,266,673 (as restated) for 2024, consisting of general and administrative expenses of $421,831 (2024: $558,478), research and development expenses of $255,981 (2024: $224,750), contractor and employee salaries and benefits of $54,550 (2024: $301,493) and sales and marketing expenses of $423,233 (2024: $181,952). Net loss was $1,138,492 for 2025, compared to $1,260,634 (as restated) for 2024.

Capital Expenditures and Other Obligations

To date, Olympian Motors has incurred costs associated with vehicle prototype development, the Olympus EV Platform, prototype tooling and machinery, manufacturing and assembly, software, and supply-chain development. Under the Company's accounting policies, these costs, including the materials, components and equipment used for prototype vehicles, have been expensed as research and development or other operating expenses rather than capitalized. The machinery previously used for prototype development was removed from service and abandoned during 2025, and the Company had no property and equipment and made no additions to long-lived assets in 2025 or 2024. The Company intends to continue investing in Model O1 EV Coupe production readiness, Olympus EV Platform capabilities and local production and service infrastructure, initially focused on California and New York.

The Company may require additional financing to support these activities and its operational growth.

Material Changes and Other Information

Subsequent Events

Subsequent to December 31, 2025, the Company received gross proceeds of $610,884.05 from the issuance of additional SAFEs from January 1 through May 27, 2026, of which $605,844.05 was received through its Regulation Crowdfunding offering, and received $41,701 under a Regulation D offering in August and September 2026 at a valuation cap of $210,000,000. On February 12, 2026, the Company entered into a lease for premises in Irvine, California for a term from April 1, 2026 to June 30, 2029, with monthly base rent starting at $5,324 and a security deposit of $11,517, and Eren Canarslan personally guaranteed the Company's obligations under that lease.

Going Concern

The Company's independent auditors have expressed substantial doubt about the Company's ability to continue as a going concern. The Company's net loss was $1,138,492 for 2025, its net cash used in operating activities was $975,043, and its cash and cash equivalents were $208,633 at December 31, 2025. Management plans to fund operations through debt and/or equity financing, but there are no assurances that it will raise capital on acceptable terms or in sufficient amounts. See Note 13 to the financial statements.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit A.

Previous Offerings of Securities

We have made the following offerings of securities within the last three years:

Date	Exemption	Security Type	Target Amount Offered
May 2022	Section 4(a)(2)	SAFE	$2,445,000
September 2023 – April 2024	Regulation Crowdfunding	SAFE	$1,235,000
May 2024	Section 4(a)(2)	SAFE	$17,000
June 2024	Section 4(a)(2)	SAFE	$1,980,000*
August 2024	Section 4(a)(2)	SAFE	$1,370,000*
September 2024 – April 2025	Reg CF	SAFE	$3,500,000

These SAFEs were exempt financing transactions for general operations.
*Financing not completed

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company's related party transactions include the following: (i) a $13,000 loan from Eren Alan Canarslan made in fiscal year 2022, bearing 0.0% interest with no set maturity date, which remained outstanding as of December 31, 2025; (ii) a receivable from Mr. Canarslan of $1,862 as of December 31, 2024, which was charged to general and administrative expenses during 2025; (iii) a non-interest-bearing advance of $40,000 made in January 2025 to Jasmine Sungu, a co-founder and shareholder of the Company, to hold Company funds in excess of federally insured limits, which was repaid in full on October 14, 2025 by a transfer from Mr. Canarslan; (iv) rent of $89,235 paid by the Company in 2025 for residential premises in California, under a lease naming Mr. Canarslan and the Company as tenants for the period through April 30, 2025, and whose extension to April 30, 2026 names Mr. Canarslan, with $8,200 of December 2025 rent accrued; (v) the Company's use of residential premises in California under a lease in Mr. Canarslan's name running from December 1, 2025 to November 30, 2027 at $9,000 per month, under which the Company paid $18,000 in 2025 and continues to make the monthly payments; and (vi) in February 2026, Mr. Canarslan personally guaranteed the Company's obligations under a new lease for the R&D Lab in California.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Olympian Motors, Inc.

/s/ Eren Alan Canarslan
(Signature)

Eren Alan Canarslan
(Name)

Founder, CEO & Chief Engineer; Principal Executive Officer
(Title)

October 19, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Olympian Motors, Inc.

/s/ Eren Alan Canarslan
(Signature)

Eren Alan Canarslan
(Name)

Founder, CEO & Chief Engineer; Principal Executive Officer
(Title)

October 19, 2026
(Date)

Instructions.

1. The Form C-AR shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

OLYMPIAN MOTORS, INC.

Audited Financial Statements
Years Ended December 31, 2025 and 2024

Index to Financial Statements

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Olympian Motors, Inc.
New York

Opinion

We have audited the accompanying financial statements of Olympian Motors, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has incurred significant operating losses, has an accumulated deficit and stockholders' deficit as of December 31, 2025, and expects to require additional financing to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of these conditions and its plans regarding these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

SET APART AC

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

October 12, 2026
Calabasas, California

Olympian Motors, Inc.
Balance Sheets

(USD $ in Dollars)	December 31, 2025	December 31, 2024 (As Restated)
ASSETS		
Current Assets:		
Cash	$ 208,633	$ 117,039
Due from Related Party	-	1,862
Total current assets	208,633	118,901
Supplier & Vendor Deposits	-	64,000
Security Deposit	9,000	13,000
Right-of-use asset	200,624	-
Total assets	**$ 418,257**	**$ 195,901**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Credit Cards	$ 65,672	$ 13,536
Shareholder Loan	13,000	13,000
Other Current Liabilities	73,579	12,741
Lease liability, current	102,934	-
Total current liabilities	255,185	39,277
Simple Agreement for Future Equity (SAFEs)	4,430,939	3,342,550
Debt issuance costs	(61,573)	(20,434)
Lease liability, non-current	97,690	-
Total liabilities	$ 4,722,241	$ 3,361,393
STOCKHOLDERS' DEFICIT		
Common Stock, $0.00001 par, 18,000,000 shares authorized, 10,588,235 shares issued and outstanding as of December 31, 2025 and 2024	$ 106	$ 106
Preferred Stock, $0.00001 par, 2,647,059 shares authorized, 2,647,059 shares issued and outstanding as of December 31, 2025 and 2024	26	26
Additional Paid In Capital	27	27
Accumulated Deficit	(4,304,143)	(3,165,651)
Total Stockholders' Deficit	(4,303,984)	(3,165,492)
Total Liabilities and Stockholders' Deficit	**$ 418,257**	**$ 195,901**

See accompanying notes to financial statements.

Olympian Motors, Inc.
Statements of Operations

For Years Ended December 31,	**2025**	**2024 (As Restated)**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit/(Loss)	-	-
Operating expenses		
General and Administrative	421,831	558,478
Research and Development	255,981	224,750
Contractors & Employee Salaries and Benefits	54,550	301,493
Sales and Marketing	423,233	181,952
Total operating expenses	1,155,595	1,266,673
Net Operating Loss	(1,155,595)	(1,266,673)
Interest expense	(2,283)	(76)
Other Income/(Loss)	19,386	6,115
Loss before provision for income taxes	(1,138,492)	(1,260,634)
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,138,492)**	**$ (1,260,634)**

See accompanying notes to financial statements.

Olympian Motors, Inc.
Statements of Changes in Stockholders' Deficit

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2023, as previously reported	**10,588,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (1,332,190)**	**$ (1,332,031)**
Restatement adjustments (Note 2)	-	-	-	-	-	(572,827)	(572,827)
Balance—January 1, 2024, as restated	**10,588,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (1,905,017)**	**$ (1,904,858)**
Issuance of Stock	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,260,634)	(1,260,634)
Balance—December 31, 2024, as restated	**10,588,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (3,165,651)**	**$ (3,165,492)**
Issuance of Stock	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,138,492)	(1,138,492)
Balance—December 31, 2025	**10,588,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (4,304,143)**	**$ (4,303,984)**

See accompanying notes to financial statements.

Olympian Motors, Inc.
Statements of Cash Flows

For Years Ended December 31,		2025		2024 (As Restated)
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,138,492)	$	(1,260,634)
Adjustments to reconcile net loss to net cash used by operating activities:				
SAFE adjustment to Fair Value		(19,386)		3,224
Write-off of security deposit		13,000		-
Amortization of right-of-use asset		8,417		-
Changes in operating assets and liabilities:				
Supplier & Vendor Deposits		64,000		80,000
Security Deposit		(9,000)		-
Credit Cards		52,136		(24,314)
Other Current Liabilities		60,837		(3,696)
Due from Related Party		1,862		(1,862)
Due to Related Party		-		(58,600)
Lease liability		(8,417)		-
Net cash used by operating activities		(975,043)		(1,265,883)
CASH FLOW FROM INVESTING ACTIVITIES				
Advance to shareholder		(40,000)		-
Repayment of advance to shareholder		40,000		-
Net cash used in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on SAFEs		1,066,637		890,372
Net cash provided by financing activities		1,066,637		890,372
Change in Cash		91,594		(375,511)
Cash—beginning of year		117,039		492,550
Cash—end of year	$	**208,633**	$	**117,039**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,283	$	76
Cash paid during the year for income taxes	$	-	$	-
Supplemental disclosure of non-cash investing and financing activities				
SAFE issuance costs deducted from proceeds	$	41,139	$	-
Right-of-use asset obtained in exchange for lease liability	$	209,040	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Olympian Motors, Inc. was incorporated on October 19, 2021, in the state of Delaware. The financial statements of Olympian Motors, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Olympian Motors manufactures modular electric vehicles (EVs) with a vision for an efficient, sustainable, and aesthetic future for all. Olympian has three EV models: Model O1, Model 84 and Model 42. The sales process is direct-to-consumer, and the Company's vehicles are currently in the pre-order stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair value of the SAFE obligations and the valuation allowance on deferred tax assets. Actual results could differ from those estimates.

Restatement of Previously Issued Audited Financial Statements

During the preparation of the Company's financial statements for the year ended December 31, 2025, management identified material errors in the Company's previously issued financial statements for the year ended December 31, 2024, relating to (i) inventory, (ii) property and equipment, (iii) the fair value of the SAFE obligations and (iv) supplier deposits. The errors in inventory, property and equipment and supplier deposits primarily involved the capitalization of costs that should have been expensed in the periods incurred, resulting in misstatements of assets, expenses, and stockholders' deficit.

(i) Inventory - The Company had not developed a commercially viable vehicle and had not commenced commercial production. The materials and components recorded as inventory were acquired primarily for the construction and development of a limited number of preproduction prototype vehicles. Upon further evaluation, management determined that the related costs should have been expensed in the appropriate reporting periods rather than recognized as inventory.

(ii) Property and Equipment - The Company capitalized the cost of six machines placed in service in June 2022 (die casting, CNC, hydraulic lift, resin sand molding, sheet metal fabrication and brass casting) and used in the development of its prototype vehicles. The machines were not used for commercial production and had no substantive alternative future use. Upon further evaluation, management determined that the related costs should have been expensed in the periods incurred rather than capitalized as property and equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restatement of Previously Issued Audited Financial Statements (Continued)

(iii) SAFE Obligations - The fair value of the SAFE obligations at December 31, 2024, and December 31, 2023, had been measured using a discount rate of 90%, that is, a conversion price equal to 90% of the value per share. Upon further evaluation, management determined that the SAFEs do not provide for a discount, and the fair value of the SAFE obligations has been remeasured without a discount, with the other assumptions used at each date unchanged, consistent with the measurement at December 31, 2025 (see Note 7).

(iv) Supplier Deposits - Supplier deposits of $80,000 paid for two skateboard platform prototype units, which were completed in June 2024, were carried as supplier and vendor deposits at December 31, 2024. Upon further evaluation, management determined that the related costs should have been expensed in 2024, when the units were completed, rather than recognized as supplier deposits.

Management evaluated the errors in accordance with ASC 250, Accounting Changes and Error Corrections, and SEC Staff Accounting Bulletin Nos. 99, Materiality, and 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Management concluded that the errors were material to the Company's previously issued financial statements for the year ended December 31, 2024. Accordingly, the comparative financial statements for the year ended December 31, 2024, presented here have been restated to correct the errors.

The cumulative effect of the errors on periods before January 1, 2024, an increase of $572,827 in the accumulated deficit (inventory of $565,206 and property and equipment of $279,583 expensed, less a reduction of $271,962 in the SAFE obligations), has been recorded as an adjustment to the accumulated deficit at January 1, 2024.

The effects of the restatement on the affected financial statement line items for the year ended December 31, 2024 are summarized in the accompanying tables.

Balance Sheet	**As Previously Reported**	**Restatement Adjustments**	**As Restated**
As of December 31, 2024			
Inventory	608,581	(608,581)	-
Total current assets	**727,482**	**(608,581)**	**118,901**
Property and Equipment, net	197,754	(197,754)	-
Supplier & Vendor Deposits	144,000	(80,000)	64,000
Total assets	**1,082,236**	**(886,335)**	**195,901**
Simple Agreement for Future Equity (SAFEs)	3,682,759	(340,209)	3,342,550
Total liabilities	**3,701,602**	**(340,209)**	**3,361,393**
Accumulated Deficit	(2,619,525)	(546,126)	(3,165,651)
Total Stockholders' Deficit	**(2,619,366)**	**(546,126)**	**(3,165,492)**
Total Liabilities and Stockholders' Deficit	**1,082,236**	**(886,335)**	**195,901**
As of January 1, 2024			
Accumulated Deficit	(1,332,190)	(572,827)	(1,905,017)
Total Stockholders' Deficit	**(1,332,031)**	**(572,827)**	**(1,904,858)**

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restatement of Previously Issued Audited Financial Statements (Continued)

Statement of Operations	As Previously Reported	Restatement Adjustments	As Restated
Year ended December 31, 2024			
Research and Development	101,375	123,375	224,750
Depreciation	81,829	(81,829)	-
Total operating expenses	**1,225,127**	**41,546**	**1,266,673**
Net Operating Loss	**(1,225,127)**	**(41,546)**	**(1,266,673)**
Other Income/(Loss)	(62,132)	68,247	6,115
Loss before provision for income taxes	**(1,287,335)**	**26,701**	**(1,260,634)**
Net Loss	**(1,287,335)**	**26,701**	**(1,260,634)**

The restatement had no effect on net cash used in operating activities, net cash used in investing activities, net cash provided by financing activities, the net change in cash, or the reported cash balances for either year presented. Within operating activities, the corrections changed net loss and the offsetting non-cash reconciling items and changes in operating assets and liabilities by equal and offsetting amounts. The effect of the restatement on the statement of cash flows is as follows:

Statement of Cash Flows	As Previously Reported	Restatement Adjustments	As Restated
Year ended December 31, 2024			
Net Loss	(1,287,335)	26,701	(1,260,634)
Depreciation of Property	81,829	(81,829)	-
SAFE adjustment to Fair Value	71,471	(68,247)	3,224
Inventory	(43,375)	43,375	-
Supplier & Vendor Deposits	-	80,000	80,000
Net cash used by operating activities	**(1,265,883)**	**-**	**(1,265,883)**

The restatement had no effect on the provision for income taxes because the Company maintains a full valuation allowance against its deferred tax assets. The deferred tax asset and the related valuation allowance at December 31, 2024, presented in Note 8, have been restated from $781,666 to $894,081, measured on the same basis as at December 31, 2025, which excludes items that are not deductible for income tax purposes and reflects the federal benefit of state income taxes.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for spare parts, work in progress and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2025, and 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when goods are provided to the customer. The Company will earn revenue from selling modular electric vehicles.

The Company is currently in the pre-revenue stage. Refundable pre-order deposits received from customers are recorded as a liability until the related vehicle is delivered or the deposit is refunded (see Note 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $423,233 and $181,952, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products, including the materials, components and other costs of prototype vehicles, are expensed as incurred. Research and development expenses for the years ended December 31, 2025, and December 31, 2024 amounted to $255,981 and $224,750, respectively.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity. SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within other income/(loss) until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date. (See Note 7.)

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, restricted cash, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company's SAFE obligations are measured at fair value on a recurring basis using Level 3 inputs (see Note 7).

Lease Accounting

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets and lease liabilities on the balance sheet.

Lease liabilities are recognized based on the present value of future lease payments over the lease term. The corresponding ROU asset is based on the lease liability, adjusted for any prepaid or accrued lease payments, lease incentives, and initial direct costs.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included in the measurement of lease liabilities.

The Company uses its incremental borrowing rate to determine the present value of lease payments when an implicit rate is not readily determinable.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less; rent on those leases is recognized as expense as incurred.

Related Party Transactions

Related party transactions are identified based on the guidance in ASC 850. The Company discloses material related party transactions, including the nature of the relationship, a description of the transactions, amounts involved, and any amounts due to or from related parties at the balance sheet date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 12, 2026, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

The Company had no inventory at December 31, 2025 or December 31, 2024 (as restated). The inventory of $608,581 previously reported at December 31, 2024 was expensed in the restatement of the 2024 financial statements (see Note 2). Inventory purchases and related costs of $171,763 during the year ended December 31, 2025 were charged to research and development expenses.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Deposits consist primarily of vendor and security deposits while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage. During the year ended December 31, 2025, supplier and vendor deposits of $64,000 were applied to the cost of prototype vehicles (see Note 5), and a security deposit of $13,000 that is not recoverable was written off and charged to general and administrative expenses.

Other current liabilities consist of the following items:

As of		**December 31, 2025**		**December 31, 2024**
Refundable Pre-order Deposits	$	65,379	$	11,437
Other Liabilities		8,200		1,304
Total Other Current Liabilities	$	**73,579**	$	**12,741**

Other income/(loss) consists of the following items:

For Years Ended December 31,		**2025**		**2024 (As Restated)**
Change in fair value of SAFE obligations	$	19,386	$	(3,224)
Dividend and other income		-		9,339
Total Other Income/(Loss)	$	**19,386**	$	**6,115**

5. PROPERTY AND EQUIPMENT

The Company had no property and equipment at December 31, 2025 or December 31, 2024 (as restated). The equipment previously reported at December 31, 2024, with a cost of $409,146 and a net carrying amount of $197,754, was expensed in the restatement of the 2024 financial statements (see Note 2). The equipment was removed from service and abandoned during the year ended December 31, 2025.

During the year ended December 31, 2025, supplier and vendor deposits of $64,000 were applied to prototype vehicles, four Model 42 units, and charged to research and development expenses. Supplier and vendor deposits of $80,000 applied to two skateboard platform units completed in June 2024 were expensed in the restatement of the 2024 financial statements (see Note 2).

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,000,000 shares of Common Shares stock at a par value of $0.00001. As of both December 31, 2025, and December 31, 2024, 10,588,235 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,647,059 shares of Preferred Shares at a par value of $0.00001. As of both December 31, 2025, and December 31, 2024, 2,647,059 shares of Preferred Stock were issued and outstanding, respectively.

7. DEBT

Owner Loan

The Company had outstanding loans payable as of December 31, 2025, and December 31, 2024. Details of the loan outstanding are as follows:

				For the Year Ended December 2025			For the Year Ended December 2024		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Eren Canarslan	$ 13,000	0%	No set maturity	$ 13,000	$ -	$ 13,000	$ 13,000	$ -	$ 13,000
Total				**$ 13,000**	**$ -**	**$ 13,000**	**$ 13,000**	**$ -**	**$ 13,000**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified under current liabilities.

7. DEBT (Continued)

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements for future equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2025	2024 (As Restated)
2022 SAFE	$ 1,818,312	Fiscal Year 2022	$ 30,000,000	0%	$ 1,818,312	$ 1,818,312
2023 SAFE	692,104	Fiscal Year 2023	28,000,000	0%	692,104	692,104
2024 SAFE	891,670	Fiscal Year 2024	70,000,000	0%	891,670	891,670
2025 SAFE	1,107,776	Fiscal Year 2025	63,000,000 to 70,000,000	0%	1,107,776	-
Change in fair value of SAFE obligations					(78,923)	(59,536)
Total SAFE(s)					**$ 4,430,939**	**$ 3,342,550**

During the year ended December 31, 2025, the Company issued SAFEs with an aggregate purchase amount of $1,107,776, of which $822,784 was issued through the Company's Regulation Crowdfunding offering and $284,992 was issued directly to investors. The SAFEs issued in 2025 have a post-money valuation cap of $70,000,000, or $63,000,000 for early investors in the offering and certain direct investors ($326,130 and $781,646 of the 2025 purchase amount, respectively).

SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price.

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of the Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. DEBT (Continued)

SAFE(s) (Continued)

The fair value of the SAFEs is estimated using a probability-weighted scenario analysis, which uses Level 3 inputs. The scenarios and the probabilities assigned as of December 31, 2025, and December 31, 2024, were an equity financing (55%), a liquidity event (35%), a negotiated cash settlement (7.5%) and dissolution (2.5%), and the analysis used a Company valuation of $31,000,000 and $30,000,000, respectively. The change in fair value of the SAFE obligations was a gain of $19,386 for the year ended December 31, 2025, and a loss of $3,224 for the year ended December 31, 2024 (as restated), which is included in other income/(loss).

Issuance costs of $41,139 incurred in 2025 to issue SAFEs through the Company's Regulation Crowdfunding offering, and issuance costs of $20,434 relating to SAFEs issued in prior years, are presented as a deduction from the SAFE liability in the balance sheets.

8. INCOME TAXES

The Company adopted Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, for the year ended December 31, 2025, on a prospective basis.

Loss before provision for income taxes was $1,138,492 and $1,260,634 (as restated) for the years ended December 31, 2025, and December 31, 2024, respectively, all of which arose in the United States. The Company recorded no current or deferred federal or state income tax expense in either year.

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

As of Year Ended December 31,	2025	2024 (As Restated)
Net Operating Loss	$ (319,043)	$ (346,917)
Valuation Allowance	319,043	346,917
Net Provision for income tax	$ -	$ -

A reconciliation of the income tax benefit computed at the U.S. federal statutory tax rate to the provision for income taxes for the year ended December 31, 2025, is as follows:

For the Year Ended December 31, 2025	Amount	Percent
U.S. federal statutory tax rate	$ (239,083)	21.0%
State and local income tax, net of federal income tax effect (a)	-	0.0%
Nontaxable or nondeductible items:		
Change in fair value of SAFE obligations	(4,071)	0.3%
Other	3,731	(0.3)%
Changes in valuation allowances	239,423	(21.0)%
Provision for income taxes and effective tax rate	$ -	**0.0%**

(a) State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

8. INCOME TAXES (Continued)

Amounts in the rate reconciliation other than state and local income tax reflect federal income taxes only. The state and local line is nil because the state tax benefit of the 2025 loss ($79,620) is offset by the state portion of the increase in the valuation allowance.

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and December 31, 2024, are as follows:

As of Year Ended December 31,	2025	2024 (As Restated)
Net Operating Loss and other temporary differences	$ (1,213,124)	$ (894,081)
Lease liability	(56,142)	-
Right-of-use asset	56,142	-
Valuation Allowance	1,213,124	894,081
Total Deferred Tax Asset	**$ -**	**$ -**

The deferred tax assets at December 31, 2025, were estimated from the Company's cumulative losses for financial reporting purposes, adjusted for items that are not deductible for income tax purposes, using the federal statutory rate of 21% and the California statutory rate of 8.84%, net of the federal benefit; the deferred tax assets at December 31, 2024, have been restated on the same basis (see Note 2). The valuation allowance increased by $319,043 during the year ended December 31, 2025.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal net operating loss ("NOL") carryforwards of $2,926,909 and California NOL carryforwards of $2,281,732. The California NOL carryforwards expire beginning in 2044. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company paid no income taxes during the year ended December 31, 2025. The Company's federal and state income tax returns for all years since its incorporation in 2021 remain subject to examination by the taxing authorities.

9. RELATED PARTY TRANSACTIONS

In the fiscal year 2022, the Company borrowed money from the owner, Eren Canarslan. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability. As of both December 31, 2025, and December 31, 2024, the outstanding balance of the loan was $13,000.

As of December 31, 2024, the Company had receivables from the owner in the amount of $1,862. During the year ended December 31, 2025, this amount was charged to general and administrative expenses.

In January 2025, the Company advanced $40,000 to Jasmine Sungu, a co-founder and shareholder of the Company. The advance, which was made to hold Company funds in excess of the federally insured limit at its bank, did not bear interest and was repaid in full on October 14, 2025, by a transfer from Eren Canarslan.

During the year ended December 31, 2025, the Company paid rent of $89,235 for residential premises in Calabasas, California, and paid $18,000 under a lease of residential premises in Newport Coast, California. The Calabasas lease for the period from April 22, 2024, to April 30, 2025, named Eren Canarslan and the Company as tenants; its extension to April 30, 2026, names Eren Canarslan and Derya Canarslan. The Company made no payments under the extension after November 3, 2025. Rent of $8,200 for December 2025 under the extension is included in other current liabilities at December 31, 2025. The Newport Coast lease, which runs from December 1, 2025, to November 30, 2027, at $9,000 per month, is in the name of Eren Canarslan, and the Company is not a party to that lease. The Company's use of the Newport Coast premises is accounted for as an operating lease (see Note 10). The Company has continued to make the monthly payments of $9,000 under that lease in 2026. Of the $18,000 paid in 2025, $9,000 is the security deposit under that lease, which is included in security deposits, and $9,000, paid on December 30, 2025, is the lease payment for January 2026. Although the lease is in the name of Eren Canarslan, the premises are used extensively for the Company's activities. The lease cost for December 2025 is included in rent expense (see Note 10).

In February 2026, Eren Canarslan personally guaranteed the Company's obligations under a new lease (see Note 12).

10. LEASES

Operating Leases

The Company has an operating lease for residential premises in Newport Coast, California (see Note 9). The lease has a term maturing in 2027. Monthly payments amount to $9,000. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for the operating lease as of December 31, 2025, was 2 years.

The weighted average discount rate for the operating lease as of December 31, 2025, was 3.5%.

Minimum future lease payments under operating leases as of December 31, 2025, are as follows:

Year Ending December 31,		
2026	$	108,000
2027		99,000
Total undiscounted lease payments		207,000
Less: Present value discount		(6,376)
Total lease liability	$	**200,624**

10. LEASES (Continued)

Operating Leases (Continued)

Rent expenses were in the amount of $115,463 and $89,600 for the years ended December 31, 2025, and December 31, 2024, respectively. Rent expense for the year ended December 31, 2025, includes $106,435 relating to the residential leases described in Note 9.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through October 12, 2026, which is the date the financial statements were available to be issued.

From January 1, 2026, through May 27, 2026, the Company received cash proceeds, net of offering fees, of $580,590 from the issuance of SAFEs, of which $575,590 was received through its Regulation Crowdfunding offering.

In August and September 2026, the Company received $41,701 under a Regulation D offering at a valuation cap of $210,000,000.

On February 12, 2026, the Company entered into a lease for premises in Irvine, California, for a term from April 1, 2026, to June 30, 2029. Monthly base rent starts at $5,324 and the Company paid a security deposit of $11,517. The Company's obligations under the lease are personally guaranteed by Eren Canarslan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,138,492, an operating cash flow loss of $975,043, and liquid assets in cash of $208,633, which is less than a year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

13. GOING CONCERN (Continued)

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and concluded that they raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements were available to be issued. Management plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

14. SEGMENT REPORTING

The Company has one operating segment and one reportable segment, the design and development of modular electric vehicles. The Company is managed as a single business, and the segment comprises all of the Company's operations. The Company has not generated revenue; its vehicles are in the pre-order stage (see Note 1).

The Company's chief operating decision maker is its Chief Executive Officer. The chief operating decision maker uses net loss, as reported in the statements of operations, to monitor the Company's operating results, assess performance and decide how to allocate resources, including to research and development. The accounting policies of the segment are the same as those described in Note 2. The measure of segment assets is total assets as reported in the balance sheets. The Company has no intra-entity sales or transfers.

The significant segment expenses regularly provided to the chief operating decision maker are the expense categories presented in the statements of operations. Segment results were as follows:

For Years Ended December 31,	2025	2024 (As Restated)
Net revenue	$ -	$ -
Less:		
General and Administrative	421,831	558,478
Research and Development	255,981	224,750
Contractors & Employee Salaries and Benefits	54,550	301,493
Sales and Marketing	423,233	181,952
Other segment items (a)	(17,103)	(6,039)
Net Loss	**$ (1,138,492)**	**$ (1,260,634)**

(a) Other segment items comprise interest expense and other income/(loss), including the change in fair value of the SAFE obligations.

Segment assets were $418,257 and $195,901 at December 31, 2025, and December 31, 2024 (as restated), respectively, all located in the United States. The Company had no expenditures for additions to long-lived assets and recorded no income tax expense in either year.